1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

RICHARD HOROWITZ

richard.horowitz@dechert.com
+1 212 698 3525 Direct
+1 212 698 0452 Fax

May 1, 2015

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:                             Carey Credit Income Fund 2015 T
Registration Statement on Form N-2
File Nos. 333-198882; 814-01094

Dear Mr. Minore:

We are writing in response to your telephonic comments provided on various dates in March 2015 and April 2015 with respect to the pre-effective amendment to the registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), on February 10, 2015 on behalf of Carey Credit Income Fund 2015 T (the “Company”), a closed-end fund that will elect to be regulated as a business development company (“BDC”). The Company has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement. These changes are reflected in Pre-Effective Amendment No. 3 to the Company’s Registration Statement (the “Amendment”), filed simultaneously herewith.

On behalf of the Company, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS

Comment 1.                            Certain paragraphs have been presented in italics, including the lead-in paragraphs to the sections of the prospectus entitled “Prospectus Summary” and “Risk Factors.”  Please revise these paragraphs to be presented in a non-italic format.

Response 1.                               The disclosure has been revised accordingly.

Comment 2.                            In the first paragraph on the inside Cover Page, please restore the language that states that the Company is managed by Carey Credit Advisors, LLC and Guggenheim Partners Investment Management, LLC.

Response 2.                               The disclosure has been revised accordingly.

Comment 3.                            Please add disclosure throughout the Prospectus clarifying that “below investment grade securities” are also known as “junk bonds.”

Response 3.                               The disclosure has been revised accordingly.

Comment 4.                            Under the heading “Our Investment Strategy,” please revise the fourth sentence of the third full paragraph by substituting the phrase “sub-investment grade” with “below investment grade” after “investments held in our portfolio with have either a” and by adding “, but will be of similar quality to below investment grade securities,” to the end of the sentence.

Response 4.                               The disclosure has been revised accordingly.

Comment 5.                            Under the heading “Advisors’ Fees,” please revise the first bullet point of the second paragraph to delete the phrase “consistent with SEC guidance.”

Response 5.                               The disclosure has been revised accordingly.

Comment 6.                            Under the heading “Advisors’ Fees,” please revise item (b) of the first bullet point of the second paragraph to indicate that all expenses paid by the Master Fund to the derivative or swap counterparty will be included in the calculation of quarterly pre-incentive fee net investment income for purposes of the subordinated incentive fee on income.

Response 6.                               The disclosure has been revised accordingly.

Comment 7.                            Under the heading “Shareholder Liquidity Strategy,” please clarify whether the repurchase of the Company’s Master Fund shares by the Master

Fund will occur at net asset value, or if otherwise, please clarify what the repurchase price will be and the corresponding authority for such repurchase price.

Response 7.                               The disclosure has been revised to reflect that the repurchase of the Company’s Master Fund shares by the Master Fund will occur at net asset value.

Comment 8.                            In the first sentence of the third bullet point under the heading “Risk Factors” in the section entitled “Prospectus Summary,” please delete the phrase “in our initial year of investment operations.”

Response 8.                               The disclosure has been revised accordingly.

Comment 9.                            In the third sub-bullet point under the heading “Risk Factors” in the section entitled “Prospectus Summary,” please clarify at what price share repurchases will be made pursuant to the Company’s share repurchase program.

Response 9.                               The disclosure has been revised to clarify that share repurchases will be made at the Company’s net asset value per share as of the end of the preceding calendar quarter.

Comment 10.                     Please revise the parenthetical under the “Annual expenses” heading of the fee table to delete the phrase “or as a percentage of net assets attributable to Master Fund.”

Response 10.                        The disclosure has been revised accordingly.

Comment 11.                     Please add the parenthetical “(20% of investment income and capital gains)” next to the “Incentive fees” line item to the fee table.

Response 11.                        The disclosure has been revised accordingly.

Comment 12.                     Please add a line item for “Distribution and shareholder servicing fee” to the fee table.

Response 12.                        The disclosure has been revised accordingly.

Comment 13.                     Please revise footnote three to the fee table to clarify the calculation of the weighted average net assets amounts listed therein.

Response 13.                        The disclosure has been revised accordingly.

Comment 14.                     Please revise footnote three to the fee table to clarify that the Master Fund’s private offering will be made to the feeder funds only.

Response 14.                        The disclosure has been revised accordingly.

Comment 15.                     Please revise the last sentence of the first paragraph of footnote eight to the fee table to refer to percentages instead of basis points.

Response 15.                        The disclosure has been revised accordingly.

Comment 16.                     In the second full paragraph under the section entitled “Fees and Expenses,” please clarify that the example only gives effect to expense support payments made by the Advisors during the contractual duration of the relevant expense support agreements and that such payments are not assumed to be renewed each year thereafter.

Response 16.                        We respectfully acknowledge your comment, but note that expense support payments under the expense support agreement will not be reflected in the fee table and thus, no expense support payments are reflected in the example.

Comment 17.                     Please confirm that the Company will not issue preferred stock during its first year of operations.

Response 17.                        We hereby confirm.

Comment 18.                     In the answer to the question “What are the similarities and differences between the feeder funds?” under the section entitled “Certain Questions and Answers,” please revise the last sentence to state that “[t]he following summarizes the differences in shareholder fees and selling commissions between the feeder funds.” Please also revise the disclosure to explain that the selling commission is comprised of both a selling commission and the Dealer Manager fee.

Response 18.                        Disclosure throughout the Prospectus has been revised to delete references to the other feeder fund, Carey Credit Income 2015 A. Accordingly, the disclosure has been revised to delete this question from the relevant section.

Comment 19.                     In the answer to the question “What are the similarities and differences between the feeder funds?” under the section entitled “Certain Questions and Answers,” please add disclosure that explains the difference in “other expenses” between the feeder funds.

Response 19.                        Disclosure throughout the Prospectus has been revised to delete references to the other feeder fund, Carey Credit Income 2015 A. Accordingly, the disclosure has been revised to delete this question from the relevant section.

Comment 20.                     In the risk factor entitled “Preferred stock could be issued with rights and preference that would adversely affect holders of our Shares,” please add disclosure that explains the potential adverse impacts the issuance of preferred stock may have on common shareholders.

Response 20.                        The disclosure has been revised accordingly.

Comment 21.                     Please delete the first sentence of the fourth paragraph under the heading “The Delaware Trustee.” Please also revise the second sentence of the same paragraph to reflect reference to Delaware law.

Response 21.                        The disclosure has been revised accordingly.

Comment 22.                     Please revise disclosure throughout the Prospectus by deleting references to the Sub-Advisor, Guggenheim, electing to receive its allocable share of fees paid to the Advisors “in a particular form.”

Response 22.                        The disclosure has been revised accordingly.

Comment 23.                     Please revise disclosure in the fourth bullet point under the heading “Incentive Fee” in the section entitled “Advisory Agreements and Fees” to (i) clarify if the terms used in this section are also as defined in GAAP, (ii) clarify the reference to taxes, (iii) define “net interest,” and (iv) clarify the meaning of “incurred” quarterly expenses.

Response 23.                        The disclosure has been revised to (i) clarify the source of each term used in this section, be it from GAAP, other regulatory guidance, or certain agreements or documents (e.g., fund prospectuses), (ii) delete any reference to taxes as part of this calculation, (iii) define “net interest,” and (iv) delete any reference to “incurred” quarterly expenses.

Comment 24.                     Please confirm that the disclosure relating to “pre-incentive fee net investment income” in the Prospectus matches the corresponding disclosure in the Investment Advisory Agreement.

Response 24.                        We hereby confirm that the disclosure in the Prospectus matches the disclosure in the Investment Advisory Agreement.

Comment 25.                     Please revise disclosure in the eighth full paragraph under the heading “Incentive Fee” in the section entitled “Advisory Agreements and Fees” to state that fee waivers may be recaptured and that no fee waivers or deferrals may be made for the purpose of increasing the incentive fee paid to the Advisors.

Response 25.                        The disclosure has been revised to state that no fee waivers or deferrals may be made for the purpose of increasing the incentive fee. We hereby confirm that no fee waivers made by the Advisors may be recaptured.

Comment 26.                     Please revise disclosure in the eighth full paragraph under the heading “Incentive Fee” in the section entitled “Advisory Agreements and Fees” to clarify that deferred fees may be paid at a later date.

Response 26.                        The disclosure has been revised accordingly.

Comment 27.                     In the table under the section entitled “Use of Proceeds,” please add disclosure explaining the meaning of “net proceeds.”

Response 27.                        The disclosure has been revised with the addition of a footnote to the table that explains that because the sales load is paid on gross proceeds, the sales load will represent a higher proportion of net proceeds than the stated gross rate.

Comment 28.                     Please revise disclosure in the fourth full paragraph under the heading “Operating Expenses” so that it is consistent with the material on recoupment of expenses in the AICPA Audit Risk Alert 2013/14.

Response 28.                        The disclosure has been revised accordingly to reflect how the expense reimbursement arrangement will work and how recoupment payments from the Master Fund and the feeder funds to the Advisors will work.

Comment 29.                     Please revise the fourth sentence of the fourth full paragraph under the heading “Operating Expenses” to reflect that no Reimbursement Payment made by the Master Fund may be made to the extent it would cause the Master Fund’s net expense ratio to exceed a certain percentage of net assets attributable to Shares.

Response 29.                        The disclosure has been revised accordingly to reflect how the expense reimbursement arrangement will work and how recoupment payments from the Master Fund and the feeder funds to the Advisors will work.

Comment 30.                     Please revise the fifth sentence of the fourth full paragraph under the heading “Operating Expenses” to reflect that the Advisors will not seek reimbursement of expenses if the Master Fund’s distribution rate is lower than the distribution rate made at the time the expenses were reimbursed and if the net expense ratio at the time of reimbursement exceeds the net expense ratio that was in effect at the time the expenses were reimbursed.

Response 30.                        The disclosure has been revised accordingly to reflect how the expense reimbursement arrangement will work and how recoupment payments from the Master Fund to the Advisors will work.

Comment 31.                     Please revise disclosure in the fourth full paragraph under the heading “Operating Expenses” to reflect that the Master Fund’s obligation to reimburse each Expense Support Payment will terminate three years from the date the Expense Support Payment was made and not three years from the end of the fiscal year in which such payment was made.

Response 31.                        The disclosure has been revised accordingly.

Comment 32.                     The second to last sentence of the fourth full paragraph under the heading “Operating Expenses” states that a Reimbursement Payment made to the Advisors in the event the Expense Support Agreement is terminated due to the termination of either the Investment Advisory Agreement or the Investment Sub-Advisory Agreement will be based on the aggregated unreimbursed Expense Support Payments made by the Advisors. Please revise this disclosure to clarify that the aggregated unreimbursed Expense Support Payments shall not include any such payments that were made over three years before the termination date of the Expense Support Agreement.

Response 32.                        The disclosure has been revised accordingly.

Comment 33.                     Please revise disclosure in the fourth full paragraph under the heading “Operating Expenses” to reflect that the “the annualized rate of regular cash distributions” referenced in the paragraph is exclusive of return of capital.

Response 33.                        The disclosure has been revised accordingly.

Comment 34.                     Please provide an example of how the Expense Support and Conditional Reimbursement Agreement and incentive fee calculation operate.

Response 34.                        The relevant example has been provided supplementally.

Comment 35.                     Please add the example of how the Expense Support and Conditional Reimbursement Agreement and incentive fee calculation operate into the Prospectus disclosure.

Response 35.                        The disclosure has been revised accordingly.

Comment 36.                     Please revise the fourth paragraph under the heading “Net Asset Value Determinations in Connection with this Continuous Offering” to reflect that the Company’s Board of Trustees has the ultimate authority to determine the Company’s Net Asset Value.

Response 36.                        The disclosure has been revised accordingly.

Comment 37.                     Please confirm that to the extent acquired fund fees and expenses (“AFFE”) for the 12 months following the Company’s commencement of operation are expected to be below one basis point for the period, such AFFE are reflected in the “Other expenses” line item of the fee table.

Response 37.                        We hereby confirm.

Comment 38.                     Please revise disclosure throughout the Prospectus to make consistent references to the “Distribution Reinvestment Plan” defined term.

Response 38.                        The disclosure has been revised accordingly.

*          *          *          *          *

In addition, we are authorized by our client to acknowledge the following on the Company’s behalf:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the staff’s comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz